UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: April 30, 2022

RADAR USA INC.

(Exact name of issuer as specified in its charter)

Delaware	86-2754465
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

448 W Market Street, Suite 203

San Diego, California 92101

(Mailing Address of principal executive offices)

(609) 472-0877

Issuer’s telephone number, including area code

Item 3. Financial Statements

RADAR USA, INC.

Unaudited Interim Financial Statements

For the period from November 1, 2021 to April 30, 2022

(Expressed in US Dollars)

RADAR USA, INC.

UNAUDITED BALANCE SHEET

(EXPRESSED IN US DOLLARS)

	April 30, 2022	October 31, 2021
ASSETS
Current assets
Cash	$1,492,909	$1,801,738
Security deposit	4,532
Prepaid expenses	5,000
Total assets	$1,502,440	$1,801,738
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	28,271	$17,425
Accrued liabilities	2,000	12,000
Total current liabilities	30,271	29,425
Total liabilities	30,271	29,425
STOCKHOLDERS’ EQUITY
Common stock, par value $0.00001, 40,000 common shares authorized; 29,626 shares issued and outstanding	1	1
Additional paid-in capital	1,746,349	1,850,349
Accumulated deficit	(274,181)	(78,037)
Total stockholders’ equity	1,472,169	1,772,313
Total liabilities and stockholders’ equity	$1,502,440	$1,801,738

The accompanying notes are an integral part of these unaudited interim financial statements.

RADAR USA, INC.

UNAUDITED STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM NOVEMBER 1, 2021 TO APRIL 30, 2022

(EXPRESSED IN US DOLLARS)

	April 30, 2022	October 31, 2021
Operating expenses
Consulting	$93,018	$8,867
Fundraising	13,500	15,000
General and administrative	22,836	20,496
Professional services	66,790	33,674
Net and comprehensive loss	$196,144	$78,037

Basic and fully diluted loss per share	$6.61	$3.52

Weighted average number of common shares outstanding	29,680	22,195

The accompanying notes are an integral part of these unaudited interim financial statements.

RADAR USA, INC.

UNAUDITED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM NOVEMBER 1, 2021 TO APRIL 30, 2022

	Common Stock		Additional Paid-in	Deficit
	Shares	Amount	Capital	Accumulated	Total
Balance at November 6, 2020	-	$-	$-	$-	$-
Shares issued for cash	29,626	1	1,850,349		1,850,350
Net loss	-	-		(78,037)	(78,037)
Balance – October 31, 2021	29,626	$1	$1,850,349	$(78,037)	$1,772,313

Shares issued for cash	70	-	(104,000)		(104,000)
Net loss	-	-		(196,144)	(196,144)
Balance – April 30, 2022	29,696	$1	$1,746,349	$(274,181)	$1,472,169

The accompanying notes are an integral part of these unaudited interim financial statements.

RADAR USA, INC.

UNAUDITED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM NOVEMBER 1, 2021 TO APRIL 30, 2022

(EXPRESSED IN US DOLLARS)

	April 30, 2022	October 31, 2021
Cash flows used in operating activities
Net loss	$(196,144)	$(78,037)
Changes in operating assets and liabilities
Prepaid expenses	(5,000)	-
Accounts payable	10,846	17,425
Accrued liabilities	(10,000)	12,000
Net cash flows used in operating activities	(200,298)	(48,612)
Cash flows used in financing activities
Proceeds from subscription to shares, net	(104,000)	1,850,350
Net cash provided by financing activities	(104,000)	1,850,350
Increase in cash	(304,298)	1,801,738
Cash, beginning	1,801,738	-
Cash, ending	$1,497,440	$1,801,738

The accompanying notes are an integral part of these unaudited interim financial statements.

RADAR USA, INC.

NOTES TO THE UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD FROM NOVEMBER 1, 2021 TO APRIL 30, 2022

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS AND GOING CONCERN

RADAR USA, INC. (RADAR, or the “Company”) was incorporated in the State of Delaware, United State of America under Delaware General Corporation Law on November 6, 2020. RADAR plans to become an AI-powered integrated community security provider whose integrated solution package includes smart cameras; an easy-to-use app for citizen SOS, geolocation and direct interaction with police; and cloud-based data storage and analytics for law enforcement.

Risks related to the continued expansion of the COVID-19 pandemic

The Company recognizes the continued COVID-19 pandemic and the resulting global implications. There continues to be a possibility for increase of the restrictions currently in place, or addition of new restrictions currently not known to the Company. The impact of these restrictions on the Company’s planned operations, if implemented, is currently unknown but could be significant.

Basis of presentation

The unaudited financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and are presented in US dollars. Certain information and disclosures normally included in the annual financial statements prepared in accordance with GAAP have been condensed or omitted. In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Such adjustments consist of normal recurring adjustments. These unaudited interim financial statements should be read in conjunction with the audited financial statements of the Company for the year ended October 31, 2021. The results of operations for the six-months ended April 30, 2022 are not necessarily indicative of the results that may be expected for the full year.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company regularly evaluates estimates and assumptions related to the going concern, fair value of financial instruments and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Deferred Stock Issuance Costs

Deferred stock issuance costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with the future raising of additional capital to be performed within one year. These costs are netted against additional paid-in capital as a cost of the stock issuance upon closing of the respective stock placement.

Foreign currency translations and transactions

The Company’s functional and reporting currency is the United States dollar. Foreign denominated monetary assets and liabilities are translated into their U.S. dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the period. Related translation adjustments as well as gains or losses resulting from foreign currency transactions are reported as part of operating expenses on the statement of operations.

Income taxes

Income tax expense is based on pre-tax financial accounting income. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized.

Fair value measurements

The book value of cash, accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of those instruments. The fair value hierarchy under GAAP is based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 - assets and liabilities whose significant value drivers are unobservable by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). There were no assets or liabilities measured at fair value on a nonrecurring basis during the period ended April 30, 2022.

Recent accounting pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board or other authoritative standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

NOTE 3 - RELATED PARTY TRANSACTIONS

During the period from November 1, 2021 to April 30, 2022, the Company had the following transactions with related parties:

	Type	Amount
VSBLTY Groupe Technologies Corp	Consulting services	54,425
VSBLTY Groupe Technologies Corp	Sublease office expense	2,374
Jeff Muller	Consulting services	30.000
Strategize Financial Modelling Inc.	Fractional CFO	31,665
Sequoia Partners Inc.	Corporate advisory services	30,000
		$148,464

NOTE 4 – SHARE CAPITAL

On December 13, 2021, the Company issued 70 common shares for proceeds of $21,000.

As part of the Company’s capital raising, it incurred $125,000 in share issuance costs.

NOTE 5 – INCOME TAXES

The reported income taxes differ from the amounts obtained by applying statutory rates to the loss before income taxes as follows

April 30, 2022
Net loss	$(196,144)
Statutory tax rate	29.7%
Expected income tax recovery	(58,255)
Change in unrecognized deductible temporary differences	58,255
Income tax recovery	$-

The Company’s tax-effected deferred income tax assets are estimated as follows:

April 30, 2022
Deferred income tax assets (liabilities)
Net operating losses - US	$58,255
Less: Unrecognized deferred tax assets	(58,255)
Net deferred income tax assets	$-

As at April 30, 2022, the Company has recorded a valuation allowance for the aggregate of its tax assets as management believes it is more likely than not that the deferred tax asset will not be realized.

As at April 30, 2022, the Company had net operating loss carry forwards in the United States of approximately $274,181 to reduce future federal and state taxable income. These losses may be carried forward indefinitely.

The Company is not currently subject to any income tax examinations by any tax authority. Should a tax examination be opened, management does not anticipate any tax adjustments, if accepted, that would result in a material change to its financial position.

NOTE 6 – SUBSEQUENT EVENT

The Company realised its first sale on May 8, 2022 to the tune of $45,180 for its SaaS (software as a service) licensing, monitoring and camera hardware equipment.

On June 1, 2022, the Company amended and restated its certificate of incorporation to:

1.	Reclassify its Common Stock as Voting Common Stock and increase the authorized shares of Voting Common Stock to 91,000,000 shares of Voting Common Stock, $0.00001 par value per share 10,000,000 shares of Preferred Stock, $0.00001 par value per share,

2.	Create a class of capital stock classified as Non-Voting Common Stock and authorize 25,000,000 shares of Non-Voting Common Stock, $0.00001 par value per share,

3.	Create a class of Stock classified as Preferred Stock and authorize 10,000,000 shares of Preferred Stock, $0.00001 par value per share; and

4.	Effect a 1683.72845-for-1 forward stock split of its Voting Common Stock.

The Company has evaluated subsequent events that occurred after April 30, 2022 through October 5, 2022, the issuance date of these unaudited interim financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, California, on October 6, 2022.

RADAR USA INC.

/s/ Jeffrey S. Muller
By Jeffrey S. Muller, President and Chief Executive Officer
Date: October 6, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Jeffrey S. Muller
By Jeffrey S. Muller, President and Chief Executive Officer
Date: October 6, 2022

/s/ Simon Selkrig, Chief Financial Officer
By Simon Selkrig, Chief Financial Officer (principal accounting officer)
Date: October 6, 2022